Leonard E. Neilson
                           A PROFESSIONAL CORPORATION


LEONARD  E.  NEILSON                  8160  SOUTH  HIGHLAND  DRIVE,  SUITE  209
ATTORNEY  AT  LAW                                           SANDY,  UTAH  84093
                                                    TELEPHONE:  (801)  733-0800
                                                          FAX:  (801)  733-0808
                                                   E-MAIL:  LNEILSONLAW@AOL.COM

                                 January 5, 2005



Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Via EdgarLink

         Re:      Jump'n Jax, Inc.
                  Registration Statement on Form SB-2
                  S.E.C. File No. 333-118872 Amendment Withdrawal (AW)

To whom it may concern:

     Please be advised that on December 27, 2004 the Registrant, Jump'n Jax, Inc., intended to file via Edgar its definitive prospectus pursuant to Rule 424(b)(1) of the Securities Act of 1933. However, the Edgar filing was made with the erroneous "header submission type" of SB-2/A instead of 424B1.

     Accordingly, the Registrant hereby request that the SB-2/A filed December 27, 2004 (Accession Number 931731-04-376) be withdrawn. It is our intent to re-file the definitive prospectus with the proper header submission type of 424B1.

     Thank you for your attention to this matter. All correspondences concerning Jump'n Jax, Inc. should be directed to the undersigned by phone at (801) 733-0800, or by Fax at (801) 733-0808.

                               Yours truly,

                               /S/ Leonard E. Neilson
                               -----------------------------
                               Leonard E. Neilson
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